USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

               American Lorain Corporation

2. The articles have been amended as follows: (provide article numbers, if available)

Article I “Name of Corporation” of the Corporation’s Articles is amended to read in its entirety as follows: “Name of Corporation: The name of the Corporation is Planet Green Holdings Corp.” (continued on attached)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 59

4. Effective date and time of filing: (optional)	Date: 10/01/2018	Time: 6:00 am
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Nevada Secretary of State Amend Profit-After
This form must be accompanied by appropriate fees.	Revised: 1-5-15

Attachment to Nevada Cover Letter to Certificate of Amendment of American Lorain Corporation

The following shall be added following the last sentence of Article FOURTH of the Corporation’s Articles:

“Upon the effectiveness of the amendment to the certificate of incorporation containing this sentence (the “Conversion Effective Time”), every 25 shares of Common Stock of the Corporation that are issued and outstanding as of October 1, 2018 shall be automatically combined and converted (the “Conversion”) into one share of Common Stock (collectively, the “Conversion Shares”).

Within five business days following receipt of the Conversion Shares, each holder shall return the certificates for the shares of Common Stock to the Corporation, provided that failure by the holder to return a certificate for preferred stock will have no effect on the Conversion pursuant to this Article IV, which Conversion shall be deemed to occur upon the issuance by the Corporation of the Conversion Shares.

Notwithstanding the immediately preceding sentence, there shall be no fractional shares issued and, in lieu thereof, a holder of Common Stock as of October 1, 2018 who would otherwise be entitled to a fraction of a share as a result of the reclassification, following the Conversion Effective Time, shall upon the surrender of such holders’ old stock certificate receive that number of shares of Common Stock as rounded up to the nearest whole share.”